April 10, 2013

Via Overnight Courier and Edgar

Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Beacon Roofing Supply, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 29, 2012

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Filed February 8, 2013

File No. 0-50924

Dear Mr. O’Brien:

Beacon Roofing Supply, Inc. (“Beacon” or the “Company”) respectfully submits this response to your March 25, 2013 letter respecting Beacon’s Form 10-K for the Fiscal Year Ended September 30, 2012 and Form 10-Q for the Quarter Ended December 31, 2012. Our response follows a reproduction of your corresponding comment. This letter also has been filed with the Securities and Exchange Commission (“Commission”) as correspondence through EDGAR.

Form 10-K for Fiscal Year Ended September 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of operations, page 19

1.	We note your response to comment 1 in our letter dated February 26, 2013. We understand that the units within your product lines can be quite different, making it difficult for you to quantify changes in volume and in pricing. However, ASC 280-10-50-40 requires the disclosure of revenues for each group of similar products. As you have presented net revenues for three product lines, we assume that the units within these three products are sufficiently similar to allow you to include quantification of the extent to which increases or decreases in volume and pricing impact net revenues for each period presented.

Mr. Welker

Beacon Roofing Supply, Inc.

April 10, 2013

As such, we continue to request that you provide investors with quantified information regarding the extent to which changes in volume and/or pricing in products sold positively or negatively impacted net revenues for each period presented in accordance with the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K. Further, it is also unclear how you are unable to quantify the amount of net revenues recognized for an extra day during a fiscal quarter or fiscal year in accordance with the disclosure requirements of Item 303(a)(3)(i) of Regulation S-K. If you continue to believe that you are unable to provide the required information, please revise your disclosure in future filings to clarify why you have been unable to provide the required information and provide us with the disclosure that you intend to include in future filings.

Response: The Company will quantify an estimated impact of the requested factors in future filings, when material, in accordance with Items 303(a)(3)(i), 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification.

If there is a need for any additional information or clarification, please contact me at 978-535-7668. Thank you.

Respectfully submitted,
/s/ Rick C. Welker
Rick C. Welker
Vice President and Chief Accounting Officer